TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which
voting rights are attached:	Reed Elsevier PLC
2. Reason for notification (yes/no)
An acquisition or disposal of voting rights	YES
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify):______________
3. Full name of person(s) subject to notification
obligation:	Capital Group International, Inc.
4. Full name of shareholder(s) (if different from 3):

5. Date of transaction (and date on which the threshold is crossed or reached if different):	8 May 2007

6. Date on which issuer notified:	9 May 2007

7. Threshold(s) that is/are crossed or reached:	5%
—

8: Notified Details
A: Voting rights attached to shares
Class/type of shares
If possible use
ISIN code
Ordinary Shares	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of shares 63,793,840	Number of voting rights 63,793,840	Number of shares Indirect 58,093,840	Number of voting rights		Percentage of voting rights

					Indirect		Indirect
				Direct	58,093,840	Direct	4.5559%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

N\A

Total (A+B)

Number of voting rights	Percentage of voting rights

58,093,840	4.5559%

9. Chain of controlled undertakings	through which the voting rights and /or the

financial instruments are effective	ly held, if applicable:

Proxy Voting:

10. Name of proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14 Contact name:	Margaret Woods, Assistant Secretary, Reed Elsevier PLC

15. Contact telephone name:	020 7166 5613

Attachment
As of 8 May 2007

Reed Elsevier PLC	Number of		Percent of
	Shares		Outstanding
Capital Group International, Inc. (“CG11”) holdings	58,093,840		4.556%

Holdings by CG11 Management Companies and Funds
Capital Guardian Trust Company	34,867,528	2.734%
Capital International Limited	18,718,737		1.468%
Capital International S.A.	4,279,700	0.336%
Capital International, Inc.	227,875	0.018%